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                             December 11, 2020

       Snehal Patel
       Chief Executive Officer and Director
       Greenwich LifeSciences, Inc.
       3992 Bluebonnet Dr, Building 14
       Stafford, TX 77477

                                                        Re: Greenwich
LifeSciences, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
7, 2020
                                                            CIK No. 0001799788

       Dear Mr. Patel:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Jeffrey J. Fessler,
Esq.